Filed by Republic Services, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Republic Services, Inc.
(Registration No. 333-152693)
Contacts for Republic Services:

Media:	Investors:	Both:
Will Flower	Ed Lang	Chuck Burgess
(954) 769-6392	(954) 769-3591	The Abernathy MacGregor Group
	or	(212) 371-5999
Tod Holmes
(954) 769-2387
Contact for Allied Waste:
Jim Zeumer
(480) 627-2785
REPUBLIC SERVICES AND ALLIED WASTE STOCKHOLDERS APPROVE MERGER
- Companies Expect to Complete Merger in the Fourth Quarter of 2008 -
FORT LAUDERDALE, Florida and PHOENIX, Arizona (November 14, 2008) — Republic Services, Inc. (NYSE: RSG) and Allied Waste Industries, Inc. (NYSE: AW) today announced that their respective stockholders have approved the proposed merger of Republic and Allied at separate special meetings held in Fort Lauderdale, Florida and Scottsdale, Arizona.
Preliminary results indicate that more than 95% of shares voted at each meeting — or more than 80% of total shares outstanding at each company — were cast in favor of the respective proposals related to the merger. The companies expect to complete the merger by the end of the year, subject to the receipt of antitrust regulatory approval from the U.S. Department of Justice.
“We are pleased by the overwhelming support of this historic transaction from stockholders of both companies,” said Jim O’Connor, Chairman and Chief Executive Officer of Republic Services. “We are positioned for greater success together as a strong leader in the U.S. environmental services industry. This merger will bring together our complementary cultures and our shared commitment for superior customer service, while creating compelling strategic and financial benefits for our stockholders.”

“Our integration teams have spent the past two months analyzing the critical functions and processes of both companies to identify the actions needed for a seamless integration beginning Day One and for capturing the synergies inherent in this combination,” said Don Slager, President and Chief Operating Officer of Allied. “With today’s stockholder approval, we are one step closer to realizing the value of this transaction for employees, customers and investors.”
Upon completion of the merger, the combined company, which will be called Republic Services, will be a leading national environmental services provider, with expected pro forma revenues of $9 billion. Following the completion of the merger, Allied will be a wholly owned subsidiary of Republic with Allied stockholders receiving approximately 51.7% of the outstanding common stock of the combined company in respect of their Allied shares and Republic stockholders retaining approximately 48.3% of the outstanding common stock of the combined company, in each case, on a diluted basis. The companies are highly confident that they will meet the projected $150 million of annual pre-tax merger synergies by the third year following completion of the transaction.
About Republic Services, Inc.
Republic Services, Inc. is a leading provider of environmental services including solid waste collection, transfer and disposal services in the United States. The company’s operating units are focused on providing solid waste services for commercial, industrial, municipal and residential customers.
About Allied Waste Industries, Inc.
Allied Waste is America’s second largest non-hazardous solid waste services company and an environmental leader. Headquartered in Phoenix, AZ, Allied Waste provides waste collection, transfer, recycling and disposal services to millions of residential, commercial and industrial customers in over 100 major markets spanning 38 states and Puerto Rico. Allied’s team of more than 22,000 dedicated employees operates within a highly efficient, integrated organization that generated 2007 revenue of $6.1 billion.
Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as “will,” “expects,” “intends,” and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic and Allied. Such risks, uncertainties and other factors include: the effect of changes in general economic conditions, the risk that a condition to funding under Republic’s the new credit facility may not be satisfied, the risk that a regulatory approval that may be required for the merger is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the merger, and the risk that the merger, if completed, may not generate synergies or create long-term value for stockholders as expected. Stockholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. Risk factors are discussed in the documents respectively filed with the SEC by Republic and Allied, including the definitive proxy statement/prospectus related to the merger. The forward-looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.
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